Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-163621
Issuer Free Writing Prospectus, dated December 10, 2009
Boston Scientific Corporation
$2,000,000,000
Senior Notes Offering
Terms and Conditions — 5, 10 and 30 Year Fixed Rate Notes

	5-Year	10-Year	30-Year

Issuer	Boston Scientific Corporation	Boston Scientific Corporation	Boston Scientific Corporation

Note Type	Senior Notes	Senior Notes	Senior Notes

Form of Offering	SEC Registered	SEC Registered	SEC Registered

Ratings [1]	Ba1 (stable outlook) Moody’s BBB- (stable outlook) S&P BB+ (positive outlook) Fitch	Ba1 (stable outlook) Moody’s BBB- (stable outlook) S&P BB+ (positive outlook) Fitch	Ba1 (stable outlook) Moody’s BBB- (stable outlook) S&P BB+ (positive outlook) Fitch

Principal Amount	$850,000,000	$850,000,000	$300,000,000

Trade Date	December 10, 2009	December 10, 2009	December 10, 2009

Settlement Date (T + 2)	December 14, 2009	December 14, 2009	December 14, 2009

Maturity Date	January 15, 2015	January 15, 2020	January 15, 2040

Coupon	4.500% per annum	6.000% per annum	7.375% per annum

Yield	4.567% per annum	6.129% per annum	7.384% per annum

Price to Public [2]	99.694%	99.031%	99.879%

Spread	Plus 237.5bps	Plus 262.5bps	Plus 287.5bps

Benchmark Treasury	2.125% UST due November 30, 2014	3.375% UST due November 15, 2019	4.500% UST due August 15, 2039

Benchmark Yield	2.192%	3.504%	4.509%

Net Proceeds to Company (before expenses)	$847,399,000	$841,763,500	$299,637,000

Coupon Dates	Semi-annually on January 15 and July 15	Semi-annually on January 15 and July 15	Semi-annually on January 15 and July 15

First Coupon Date	July 15, 2010	July 15, 2010	July 15, 2010

Optional Redemption	The greater of:	The greater of:	The greater of:
	•100% of the principal amount of the notes to be redeemed, or	•100% of the principal amount of the notes to be redeemed, or	•100% of the principal amount of the notes to be redeemed, or

•as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 35 basis points plus accrued and unpaid interest on the notes to the redemption date.
•as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 40 basis points plus accrued and unpaid interest on the notes to the redemption date.
•as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 45 basis points plus accrued and unpaid interest on the notes to the redemption date.

Day Count Basis	30/360	30/360	30/360

Minimum Denominations	US$2,000 and integral multiples of US$1,000 in excess of such amount	US$2,000 and integral multiples of US$1,000 in excess of such amount	US$2,000 and integral multiples of US$1,000 in excess of such amount

CUSIP / ISIN	101137 AJ6 / US101137AJ68	101137 AK3 / US101137AK32	101137 AL1 / US101137AL15

Joint Bookrunners	Banc of America Securities LLC	Banc of America Securities LLC	Banc of America Securities LLC
	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.	Deutsche Bank Securities Inc.
	J.P. Morgan Securities Inc.	J.P. Morgan Securities Inc.	J.P. Morgan Securities Inc.
	Barclays Capital Inc.	Barclays Capital Inc.	Barclays Capital Inc.
	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.	BNP Paribas Securities Corp.
	RBS Securities Inc.	RBS Securities Inc.	RBS Securities Inc.

	5-Year	10-Year	30-Year

Co-Managers	Daiwa Securities America Inc.	Daiwa Securities America Inc.	Daiwa Securities America Inc.
	Mitsubishi UFJ Securities (USA), Inc.	Mitsubishi UFJ Securities (USA), Inc.	Mitsubishi UFJ Securities (USA), Inc.
	Mizuho Securities USA Inc.	Mizuho Securities USA Inc.	Mizuho Securities USA Inc.
	Wells Fargo Securities, LLC	Wells Fargo Securities, LLC	Wells Fargo Securities, LLC
	BBVA Securities Inc.	BBVA Securities Inc.	BBVA Securities Inc.
	BNY Mellon Capital Markets, LLC	BNY Mellon Capital Markets, LLC	BNY Mellon Capital Markets, LLC
	RBC Capital Markets Corporation	RBC Capital Markets Corporation	RBC Capital Markets Corporation
	Scotia Capital Inc.	Scotia Capital Inc.	Scotia Capital Inc.
	ING Financial Markets LLC	ING Financial Markets LLC	ING Financial Markets LLC
	Allied Irish Banks, p.l.c	Allied Irish Banks, p.l.c	Allied Irish Banks, p.l.c
	Standard Chartered Bank	Standard Chartered Bank	Standard Chartered Bank

Notes:

1	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2	Plus accrued interest, if any, from December 14, 2009.
The Company plans to use the net proceeds of this offering for general corporate purposes, including prepaying a portion of its bank term loan due in April 2011. The Company expects to record a pre-tax charge, not previously anticipated, of approximately $30 million (approximately $19 million after tax, or $0.01 per share) in the fourth quarter associated with the prepayment.
As a result of this offering, the Company’s pro forma consolidated ratio of earnings to fixed charges for the nine months ended September 30, 2009 may decrease by more than ten percent.
Because more than 5% of the proceeds of this offering, not including underwriting compensation, may be received by affiliates of the underwriters in this offering, this offering is being conducted in compliance with NASD Rule 2720, as administered by the Financial Industry Regulatory Authority.  Pursuant to NASD Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of debt securities that are investment grade rated.
THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING BANC OF AMERICA SECURITIES LLC TOLL-FREE AT 1-800-294-1322, DEUTSCHE BANK SECURITIES INC. TOLL-FREE AT 1-800-503-4611 OR J.P. MORGAN SECURITIES INC. COLLECT AT 212-834-4533.
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